

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 14, 2008

By Facsimile and U.S. Mail

Joseph Tik Tung Wong
Chief Financial Officer
China Premium Lifestyle Enterprise, Inc.
10/F, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, N.T. Hong Kong

> **RE: China Premium Lifestyle, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 333-120807**

Dear Mr. Wong:

   We reviewed your response letter dated July 31, 2008 to our comment letter dated June 17, 2008, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007
Results of Operations, page 25
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1. We note your response to comment five of our letter dated June 17, 2008. Revise to separately present new and used vehicle sales. See paragraphs 36 and 37 of SFAS no. 131.   Lastly, revise your discussion to provide disclosure to discuss the impact of price changes and quantity of cars sold. See Item 303(3)(iii) of Regulation S-K.

Consolidated Statement of Income, page F-5

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2. We note your response to comment nine of our letter dated June 17, 2008. Revise your filing to include the audited financial statements of FMC pursuant to Rule 3-09 of Regulation S-X and the information required by Rule 4-08 (g) of Regulation S-X. We may have further comment.

Note 14. Amounts Due From/To Affiliates and an Associate, page F-16

3. We note your response to comment 20 of our letter dated June 17, 2008. The aging history provided shows that you have material amounts past due greater than 90 days. It does not appear you have recorded a provision for these amounts past due. Please advise in detail.

    Please respond to the above comments within 10 business days or tell us when you will provide us with a response. Please submit your correspondence over EDGAR. You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief